April 10, 2012

John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quanta Services, Inc.

Form 10-K for the year ended December 31, 2011

Filed February 29, 2012

File No. 1-13831

Dear Mr. Cash:

We are providing the following responses to the comment letter dated March 27, 2012 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2011 (our “Form 10-K”) filed by Quanta Services, Inc. (the “Company” or “Quanta”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference. Unless otherwise indicated, all page numbers in our responses refer to our Form 10-K.

Form 10-K for the year ended December 31, 2011

Notes to the Consolidated Financial Statements

5. Goodwill and Other Intangible Assets, page 97

1.	With a view towards future disclosure, please provide us with a specific and comprehensive discussion of the under lying reasons for and impact of your operating unit reorganizations in fiscal 2011. In this regard, please discuss how the goodwill impairment testing for these units changed from 2010 to 2011. In addition, please clarify why the reorganization did not cause a reclassification of your segment results in prior periods.

Response:

In response to the Staff’s request for a specific and comprehensive discussion of the underlying reasons for and impact of the Company’s operating unit reorganizations during the fiscal year ended December 31, 2011, the Company respectfully advises the Staff that the Company

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April 10, 2012

periodically re-evaluates its strategies to better align the Company’s operations as business environments evolve. During 2011, numerous factors contributed to management’s decision to reorganize certain of the Company’s operating units, including executive turnover at one operating unit, strategic customer initiatives, streamlining and improving the coordination of operations and planned acquisition and business development strategies. The intended impact of these strategies and efforts is to improve operating unit performance through cost reductions and better positioning of the Company’s operations to capitalize on future spending by its customers.

Regarding changes to the Company’s goodwill impairment testing as a result of its operating unit reorganizations, the Company respectfully advises the Staff that, as described on page 84 of the Form 10-K, Quanta has determined that its individual operating units represent reporting units for the purpose of assessing goodwill impairments. The reorganizations required a reallocation between operating units of the goodwill amount associated with the transferred operations. The Company utilized a relative fair value allocation approach in accordance with the requirements of Accounting Standards Codification (ASC) 350-20-35-45 to reassign goodwill to the operating units affected. As a result of the reorganizations of business lines between operating units, Quanta’s goodwill impairment testing calculations changed for the operating units affected by these reorganizations to include a revised comparison of the fair values of the reorganized operating units with their revised carrying values. The fair value assumptions used in this analysis, which are described in more detail in the disclosures presented in Note 2 to the Company’s consolidated financial statements on pages 84-86 of the Form 10-K, reflected management’s revised expectations of cash flow to be generated from the budgeted and forecasted operating results of the reorganized entities. During the period prior to the 2011 reorganizations and in connection with the Company’s 2010 goodwill impairment test, there were no goodwill impairment indicators noted. The reorganizations also changed the internal division to which certain operating units and/or business lines report for management purposes, resulting in a reclassification between divisions of the goodwill amount associated with those operations, which has been presented as a reclassification between Quanta’s internal divisions in the caption “operating unit reorganizations” in the table presented on page 97 in Note 5 to the Company’s consolidated financial statements included in the Form 10-K.

In response to the Staff’s request for clarification regarding why the reorganizations did not cause a reclassification of the Company’s segment results in prior periods, the Company respectfully advises that results of operations for its operating units are specifically classified according to the type of work performed and presented in the corresponding reportable segment based on that classification. The reorganizations of certain operating units and/or business lines between divisions had no impact on the types of work performed by these operating units and/or business lines for segment reporting purposes, and thus had no effect on the Company’s segment results in the prior periods presented.

To the extent applicable in future periods, Quanta will consider additional disclosure regarding the reasons for and impact of its internal reorganizations.

U.S. Securities and Exchange Commission

April 10, 2012

12. Employee Benefit Plans, page 111

2.	We note that there have been fluctuations in the amount of your contributions to each plan year over year. In future filings please provide a description of the nature and effect of any significant changes that affect the comparability of your contributions. Please refer to ASC Topic 715-80-50-6.

Response:

Quanta acknowledges the Staff’s comment with respect to the Company’s future filings. The Company respectfully notes that page 112 of the Form 10-K provides the following disclosure, which management intended to be responsive to ASC 715-80-50-6: “Changes in annual contribution levels to these plans will vary because the number of union employees, the duration of their employment and the plans in which they participate will vary from period to period based on the number and location of projects that Quanta has ongoing at any given time and the need for union resources in connection with those projects.” In future filings, the Company will provide updated or additional disclosure to address significant changes affecting the comparability of Quanta’s contributions.

3.	We also note that you have made contributions to multi-employer defined contribution plans and these contributions have increased year over year. In future filings please provide a description of the nature and effect of any significant changes that affect the comparability of your contributions. Please refer to ASC Topic 715-80-50-11.

Response:

Quanta acknowledges the Staff’s comment with respect to the Company’s future filings. Additional disclosures similar to the Company’s response to the Staff’s comment 2 above will be included in Quanta’s disclosures regarding contributions to multi-employer defined contribution plans.

14. Commitments and Contingencies, page 114

Leases, page 115

4.	We note that you lease land, buildings and equipment under operating leases. Please tell us how you evaluated the requirements of ASC Topic 840-10-25-14. In this regard, please explain whether these leases contain nonperformance related default covenants, material adverse change clauses, cross-default provisions or subjective default provisions, and if so, how you evaluated such covenants and provisions.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that Quanta’s process for evaluating the requirements of ASC Topic 840-10-25-14 occurs first as part of its commercial review of all lease terms and conditions prior to executing a lease agreement, and

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April 10, 2012

subsequently as part of Quanta’s ongoing processes for ensuring that all material operating lease agreements, including default provisions falling within the scope of ASC Topic 840-10-25-14, are identified, evaluated, accounted for and disclosed in accordance with ASC 840-10-25. Quanta’s established business practices and administrative policies with regard to material leasing arrangements are designed to establish standard terms and conditions to which the Company is willing to be bound, and to avoid other terms and conditions, including certain types of default provisions, that would create unacceptable risks for or commercial constraints on Quanta’s operations, including limitations on the incurrence of additional indebtedness outside of the Company’s commercial lending arrangements.

The default provisions contained in Quanta’s operating lease agreements are considered by management to be customary in a financing arrangement and of a nature that is related solely to Quanta’s operations. Other than as described below, the default provisions included in Quanta’s facility lease agreements and master equipment lease agreements are limited to matters involving nonperformance by the lessee, bankruptcy or declarations of insolvency by the lessee, requirements to maintain insurance coverage, dissolution or termination of existence of the lessee and breaches of representations and warranties regarding the lessee’s ability to enter into the lease contract in good faith. As is typical in such contracts, Quanta’s facility lease agreements do not contain material adverse change clauses, cross-default provisions or any other subjective default provisions. Certain of Quanta’s master equipment lease agreements do contain cross-default provisions that are tied to agreements with the same lessor. However, management considers such terms to be customary and of a remote risk, as the Company has not entered into multiple master leasing arrangements with the same lessor.

In connection with the Company’s review of the default provisions included within its lease agreements, the Company considered the requirements set forth in ASC 840-10-25-14, noting that all required conditions were satisfied (except as described below), resulting in no impact on the classification of Quanta’s leases.

With regard to one specific master equipment lease agreement, Quanta is subject to a material adverse change clause. This clause is limited to circumstances in which Quanta’s ability to perform its obligations under the agreement is impaired. Quanta evaluated this specific provision within the context of applying ASC 840-10-25-14 and included the maximum amount that Quanta could be required to pay upon such an event of default in its calculation of minimum lease payments for purposes of applying paragraph 840-10-25-1(d), and such consideration did not have any impact on the classification of this agreement as an operating lease.

Litigation and Claims, page 115

5.	Your disclosure indicates that you are unable to estimate the amount of a possible loss or range of loss relating to both the California Fire Litigation and California Fire Claim matters. We have the following comments related to this disclosure:

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April 10, 2012

•

Please provide us with a specific and comprehensive discussion regarding why you cannot estimate your reasonably possible loss or range of loss in excess of amounts accrued for each matter. We remind you that ASC 450 does not require estimation with confidence or precision.

•

If you conclude that you cannot estimate the reasonably possible loss or range of loss please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop an estimate disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosures, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

•	Please clarify if the amount the USDA may seek for past and future restoration and other damages could exceed $51.3 million.

•	Future disclosures regarding reasonably possible losses in excess of amounts accrued may be provided on an aggregated basis.

Response:

As disclosed in the Form 10-K, with respect to lawsuits, claims and proceedings, the Company records a reserve when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In addition, the Company discloses matters for which management believes a material loss is at least reasonably possible. As noted in the Staff’s comment, with respect to the two referenced matters specifically disclosed in the Form 10-K, the Company is currently unable to estimate the possible loss or range of possible losses in excess of applicable insurance coverage. Management reached this conclusion taking a number of factors into account, including:

•	unspecified, unsubstantiated or indeterminate damages, including uncertainty with respect to the total damages that could be claimed and the claimed allocation of responsibility for total damages;

•	the availability of insurance and/or recourse against other parties, particularly in light of the litigation over whether insurance coverage exists in respect of the California Fire Litigation;

•	the early stage of proceedings, lack of discovery and incomplete factual record;

•	uncertainties regarding the legal theories upon which claims have been brought and the defenses available to the Company;

•	the number of parties involved, either in the referenced matter or in related litigation;

•	the possibility of settlements prior to trial; and

•	the likelihood of success at trial and the likelihood of success on appeal.

U.S. Securities and Exchange Commission

April 10, 2012

The Company respectfully notes, in particular, that no litigation has been filed in connection with the California Fire Claim, and that only very preliminary discovery has occurred in the various matters related to the California Fire Litigation. In addition, in the California Fire Litigation, the plaintiff has not made a claim for specific damages.

In accordance with the procedures discussed below, the Company will continue to monitor developments on these matters and reassess whether it is able to estimate the possible loss or range of possible losses in excess of applicable insurance coverage. However, due to the inherent unpredictability of such developments, the Company is currently unable to estimate when the factors discussed above will be alleviated.

With regard to the Staff’s comment regarding the Company’s quarterly procedures to develop estimate disclosure, the Company respectfully advises the Staff that it undertakes a quarterly review process during which all current lawsuits, claims and proceedings in which the Company is involved are analyzed, taking into account the guidance of ASC Topic 450. During this process, management confers with in-house and outside counsel to discuss the current status of all such matters, including with respect to procedural posture, factual issues, legal theories, substantive rulings and claimed damages. Following that discussion, management meets internally to discuss the matters, and to determine whether accruals are required for each matter if the potential loss is determined to be probable and the amount of loss can be reasonably estimated and, if applicable, whether any change to prior accruals is required for any matter based on new information. Management also considers whether an estimate of the possible loss or range of loss can be established for matters in which a potential loss is not probable, but reasonably possible (including matters for which an accrual has been made for probable losses), or whether a reasonable estimate cannot be made. The specific factors considered by management in its analysis of the matters and the ability to determine a reasonable estimate for such matters include factors such as those set forth above in response to the Staff’s first comment regarding the disclosed claims, as well as other factors that may be unique to a particular matter.

With respect to the California Fire Claim, the Company respectfully advises the Staff that the amount of damages or penalties sought by the United States Department of Agriculture in any written demand could be substantially more or less than the $51.3 million verbally communicated to the Company. The Company will include clarifying disclosure to this effect in its future filings.

The Company acknowledges the Staff’s comment regarding aggregation of losses and will consider the comment in future disclosures.

U.S. Securities and Exchange Commission

April 10, 2012

Collective Bargaining Agreements, page 119

6.	We note your disclosure that the amount of additional funds that you may be obligated to contribute to plans that are in the “endangered,” “seriously endangered” or “critical” status cannot be estimated because such amounts will “likely” be based on future levels of work. With a view towards future disclosure, please clarify if additional funds may be based on past levels of work or past contributions and, if so, how you have estimated your potential obligations.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that any obligation to contribute additional amounts to any multi-employer pension plan as a result of such plan being classified in “endangered,” “seriously endangered,” or “critical” status under the Pension Protection Act of 2006 will not be based on past levels of work or past contributions. Any additional contribution requirements that the Company may have to a pension plan classified in “endangered,” “seriously endangered,” or “critical” status will depend on future levels of work and/or future contribution obligations (or surcharges payable) to the pension plan. The Company will clarify in future disclosures that any additional funds required to be contributed to a multi-employer pension plan as a result of its classification in “endangered,” seriously endangered” or “critical” status will be based on future levels of work and/or future contributions.

7.	We note your disclosure that the amount of your withdrawal liability for the Central States plan could increase substantially. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding why the amount of a potential increase cannot be determined. Please tell us what consideration you have given to the range of reasonably possible losses. Reference ASC 450.

Response:

As disclosed in the Form 10-K, during the fourth quarter of 2011, the Company recorded a partial withdrawal liability of approximately $32.6 million related to the withdrawal of certain of the Company’s subsidiaries from the Central States Plan. This disclosure was based on the Company’s determination that it experienced a partial withdrawal from the Central States Plan effective November 15, 2011 as a result of an amendment to a collective bargaining agreement with the International Brotherhood of Teamsters that eliminated certain (but not all) obligations of the Company to contribute to the Central States Plan.

As prescribed by the Employee Retirement Security Act of 1974, as amended (“ERISA”), the withdrawal liability of a withdrawn or partially withdrawn employer from a multi-employer defined benefit pension plan is based on the plan’s unfunded vested benefits (“UVBs”) as of the end of the plan year preceding the plan year in which the employer withdraws from the fund. Although, as disclosed in the Form 10-K, the Company believes that a legally effective partial withdrawal occurred in the fourth quarter of 2011, the Central States Plan has asserted that the Company did not effect a withdrawal in 2011. As noted above, under ERISA, if the Central States Plan prevails in its assertions and the Company’s withdrawal is deemed to occur in a subsequent plan year, the amount of the partial withdrawal liability will be based on the Company’s allocable share of the UVBs as of the end of the preceding plan year. For instance, if

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April 10, 2012

withdrawal of the affected Company subsidiaries is deemed to occur in the 2012 plan year, the Company would be responsible for its allocable share of the Central States Plan’s UVBs as of December 31, 2011. The Company believes that the Central States Plan’s UVBs will increase for the plan year 2011 and subsequent plan years based on the trend established in the Plan’s recent historical experience reflecting a consistent pattern of increases in UVBs, which the Company understands to be attributable to investment performance, the fact that other participating employers are withdrawing from the Plan (by ceasing to have an obligation to contribute) or becoming insolvent, and a number of other factors that are publicly available regarding the Plan’s funded status. Accordingly, the Company expects that its allocable share of the Central States Plan’s UVBs would increase in the event that the Central States Plan were to prevail in its position and obtain a determination that the Company’s partial withdrawal occurred in the plan year 2012 or beyond (rather than 2011, as the Company believes). To the knowledge of the Company, the Central States Plan has not to date released official information that would reflect the Plan’s UVBs as of December 31, 2011 or that would forecast the Plan’s UVBs for any plan year thereafter. In addition, the Central States Plan has not to date provided to the Company an estimate or assessment with respect to its alleged partial withdrawal liability based on a partial withdrawal being deemed to have occurred during the 2012 plan year. For these reasons, the Company is currently unable to estimate the possible loss or range of possible losses associated with a possible adverse determination that the Company’s partial withdrawal from the Central States Plan occurs in a plan year after 2011.

The Company will continue to monitor developments on this matter and periodically reassess its ability to estimate the possible loss or range of possible losses. For example, when the relevant financial and actuarial information becomes available with respect to the Company’s potential liabilities to the Central States Plan for a partial or complete withdrawal from that Plan during the 2012 plan year, the Company will carefully reconsider its estimate disclosure.

*****

Quanta Services, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

April 10, 2012

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 985-6406 or by facsimile at (713) 629-7676.

Very truly yours,

/s/ James H. Haddox
James H. Haddox
Chief Financial Officer

cc:	Bernard Fried

Chairman, Audit Committee

Mindy Hooker

Tricia Armelin

Securities and Exchange Commission

Ray R. Garcia

PricewaterhouseCoopers LLP